UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces test in Colombia
—

Rio de Janeiro, March 10, 2025 – Petróleo Brasileiro S.A. - Petrobras, following up on the releases disclosed on 08/05/2024, 10/03/2024 and 12/05/2024, informs about the Drill Stem Test (DST) in the Sirius-2 well, located in deep waters in Colombia, 31 kilometers off the coats and at a water depth of 804 meters.

The DST assessed to approximately 100 meters reservoir interval, which demonstrated good productivity. During the test, samples were collected and will be characterized through laboratory analyses. The preliminary result of the test reinforces the volumetric potential for gas in the region.

Petrobras, through its wholly-owned subsidiary Petrobras International Braspetro B.V – Sucursal Colombia (PIB-COL), acts as the operator of the consortium (44,44% share), jointly with Ecopetrol (55,56% share). The consortium will continue to evaluate the results obtained from the drilling of Sirius-1 and Sirius-2 wells, according to planning and contractual obligations with the Agencia Nacional de Hidrocarburos (ANH) from Colombia.

Petrobras' operations in the GUA-OFF-0 Block are in line with the Company's long-term strategy, aimed at replenishing oil and gas reserves through the exploration of new frontiers and acting w, ensuring that global energy demand is met during the energy transition.

Material facts will be promptly disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

74°0'0"W
73°0'0"W
12°0'0"N
11°0'0"N
Guajira Basin
PETROBRAS
ECOPETROL
44,44% 55,56%
-3000m
-2000m
-1000m
-500m
Atlantic Ocean
Sirius-1
Sirius-2
Riohacha
76Km
31Km
Santa Marta
Colombia
LEGEND
Cities
Wells
Bathymetry
Sirius Appraisal Plan
Territorial Limit
0 12,5 25 Km

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer